All Hands - September 2023 Filed by DHC Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: DHC Acquisition Corp. Commission File No.: 001-40130

Disclaimers © 2023 Brand Engagement Network, Inc. Used with permission. Additional Information about the Transaction and Where to Find It In connection with the proposed Business Combination, DHC intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of DHC’s ordinary shares in connection with DHC's solicitation of proxies for the vote by DHC’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to BEN shareholders in the Business Combination. After the Registration Statement is declared effective, DHC will mail a definitive proxy statement and other relevant documents to its shareholders. DHC’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement included in the Registration Statement and the amendments thereto and the definitive proxy statement, as these materials will contain important information about BEN, DHC and the Business Combination. The definitive proxy statement will be mailed to shareholders of DHC as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement and other documents filed with the SEC that will be incorporated by reference in the proxy statement, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: DHC Acquisition Corp., 1900 West Kirkwood Blvd, Suite 1400B, Southlake, TX 76092. Participants in the Solicitation DHC and BEN and their directors and executive officers may be deemed participants in the solicitation of proxies from DHC’s shareholders with respect to the Business Combination. Additional information regarding the interests of DHC and BEN participants will be contained in the Registration Statement for the Business Combination when available. BEN and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DHC in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available. Forward Looking Statements Certain statements made in this presentation are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this presentation, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside DHC’s or BEN’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the Business Combination; the inability to recognize the anticipated benefits of the proposed Business Combination; the inability to meet Nasdaq’s listing standards; costs related to the Business Combination; BEN’s ability to manage growth; BEN’s ability to execute its business plan; impact of BEN’s M&A activity, including the resources required to complete acquisitions or any resulting unanticipated losses, costs or liabilities; BEN’s ability to compete in the global AI market; weak economic conditions or prolonged economic uncertainties in the markets in which BEN operates; potential litigation involving DHC or BEN; BEN’s ability to adequately protect its intellectual property and general economic and market conditions impacting demand for BEN’s products and services. Other factors include the possibility that the Business Combination does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Neither DHC nor BEN undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. No Offer or Solicitation This presentation shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. Additional information and disclosures would be required for a more complete understanding of BEN’s financial position and results of operations as of, and for the fiscal year ended, December 31, 2022.

Welcome…. First BENinc.ai All Hands Call Paul Chang – Officially joined as BEN’s Global President Michael Zacharski – Officially joined as BEN’s CEO Paul & Michael will be in the Seoul Office Monday 9/11 – Thursday 9/14 BEN Overview & Positioning Important Company Update – News about BEN & DHCA Copyright Brand Engagement Network, Inc. 2023 All Rights Reserved (Confidential)

Overview & Positioning

Consumers BEN’s Human-Like AI Response Generation Engine BEN is Focused on Delivering Personalized Customer Engagement by Harnessing the Power and Scalability of AI Human-Like Response Generation Voice/Audio, Computer Vision, Text Client-approved training and real-time data

Apps and Web, Voice/Call Centers, Real World/Kiosks (Native Apps and SDK Integrations, Human-Like AI and AI Avatars ) Currently available Multimodal Conversational AI & AI Avatars: Fully customizable “Human-like” AI & AI Avatars Full private/public LLM and/or RAG functionality: hear, see, speak, motion and think Secure sources of data and training - transactional data & customer-specific data  Analyze conversations/data in real-time ‒ with transcriptions Ability to converse in LLM while providing “rules-based” responses Stand-alone deployment for high security ‒ on-prem, offline, kiosks Cloud deployment for fast and easy adoption - option for additional security integrations Consumers prefer engaging with  animated Avatars vs. Photo-realistic Avatars Advantages BEN Products RAG is defined as Retrieval Augmented Generation Mobile Desktop/Laptop Kiosk Copyright Brand Engagement Network, Inc. 2023 All Rights Reserved (Confidential)

Input Voice/Audio, Computer Vision, Text Consumers Client-approved and validated data sets for training and personalized response creation Raw Response Processing ( LLMs, Data) Prompt Human-Like Response Generation Provides safe and appropriate responses to the consumer Response Perception & Understanding Human-Like Response Generation Secure, Private & Safe Prompt Design Safe, Human-Like Interaction with AI Technologies Copyright Brand Engagement Network, Inc. 2023 All Rights Reserved (Confidential)

Additional Collaborations with Leading Universities New Verticals Expansion Strategic M&A Product Expansion and embedded solutions Adoption New Customer Acquisition leveraging direct and channel sales strategy Land & expand Multiple Levers for Continued Growth Copyright Brand Engagement Network, Inc. 2023 All Rights Reserved (Confidential)

News about BEN & DHCA

Important Company Update BEN Announces Transaction with DHC Acquisition Corp. A SPAC is a company that is formed for the purposes of engaging in a business combination transaction with another company, with the result being, among other things, that the combined company is publicly traded. Because DHC is already publicly-traded, BEN will become a publicly-traded company when the transaction is complete, trading on Nasdaq under the new ticker symbol “BNAI.” The transaction is expected to close as early as in the first quarter of 2024. The combination with DHC is expected to provide access to additional financing resources. Copyright Brand Engagement Network, Inc. 2023 All Rights Reserved (Confidential)

Rules We Must Follow The U.S. Securities and Exchange Commission (“SEC”) has strict guidelines governing publicity with real repercussions and can delay the transaction. Avoid speaking publicly about this process and our business metrics and financials Refrain from making statements about our company or this event (e.g. to friends, in public places, online, on Facebook, Twitter, LinkedIn, via email, to existing or prospective clients, etc.) Do not discuss products in development, prospective customers, or any other information not already in the public domain No information can be shared that is not already public through press releases, posted on the official BEN social media channels, or available on our website Copyright Brand Engagement Network, Inc. 2023 All Rights Reserved (Confidential)

What we Should/Can Do Respond politely, stating that you are not involved in the specifics. However, if pressed for more information, you can offer to connect them with the appropriate team members (Paul, MZ) Forward any press, financial, or industry analyst inquiries, as well as customer, supplier, or investor inquiries, to PR@beninc.ai, who will handle these inquiries. Copyright Brand Engagement Network, Inc. 2023 All Rights Reserved (Confidential)